================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                              CSK AUTO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    125965103
--------------------------------------------------------------------------------
                                 (CUSIP number)


                               CLIFTON S. ROBBINS
                             BLUE HARBOUR GROUP, LP
                         240 GREENWICH AVENUE, 3RD FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 422-6540
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  July 13, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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

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CUSIP No. 125965103                                                   13D                                               Page 2
----------------------------------------------------------------              -----------------------------------------------------
------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                            Blue Harbour Group, LP



                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):              56-2457376
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                      (a)  [ ]
                                                                                                                (b)  [X]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS                        N/A
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                  [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                Delaware
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                      0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                            3,350,300
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                                 0
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                       3,350,300
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:             3,350,300
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                 [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           7.65%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        PN
------------------------ ----------------------------------------------------------------------------------------------------------




                                       2

----------------------------------------------------------------              -----------------------------------------------------
CUSIP No. 125965103                                                   13D                                               Page 3
----------------------------------------------------------------              -----------------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                            Blue Harbour Strategic Value
                                                                                              Partners Master Fund, LP

                                                                                              98-0450159
                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                     (b)  [X]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS:                       WC
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                    [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Cayman Islands, British West Indies
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                  0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                        2,788,150
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                             0
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                   2,788,150
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:        2,788,150*
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                [X]
                         CERTAIN SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       6.36%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                    PN
------------------------ ----------------------------------------------------------------------------------------------------------


* The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.




                                       3

----------------------------------------------------------------              -----------------------------------------------------
CUSIP No. 125965103                                                   13D                                               Page 4
----------------------------------------------------------------              -----------------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                            Blue Harbour Institutional Partners
                                                                                              Master Fund, L.P.

                                                                                              98-0495357
                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                     (b)  [X]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS:                       WC
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                  [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Cayman Islands, British West Indies
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                  0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                          562,150
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                             0
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                     562,150
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:          562,150*
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                [X]
                         CERTAIN SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       1.28%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                    PN
Z------------------------ ----------------------------------------------------------------------------------------------------------


* The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP.




                                       4

----------------------------------------------------------------              -----------------------------------------------------
CUSIP No. 125965103                                                   13D                                               Page 5
----------------------------------------------------------------              -----------------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                             Blue Harbour GP, LLC



                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):               20-1590782
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                               (a)  [ ]
                                                                                                               (b)  [X]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS                        N/A
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                             [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                 Delaware
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                      0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                            3,350,300
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                                 0
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                      3,350,300
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            3,350,300
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                       [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           7.65%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        OO
------------------------ ----------------------------------------------------------------------------------------------------------




                                       5

----------------------------------------------------------------              -----------------------------------------------------
CUSIP No. 125965103                                                   13D                                               Page 6
----------------------------------------------------------------              -----------------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                           Blue Harbour Holdings, LLC

                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):             20-1590711
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                                     (a)  [ ]
                                                                                                                     (b)  [X]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS                        N/A
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                    [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Delaware
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                  0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                        3,350,300
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                             0
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                  3,350,300
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         3,350,300
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                         [ ]
                         CERTAIN SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       7.65%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                    OO
------------------------ ----------------------------------------------------------------------------------------------------------






                                       6

----------------------------------------------------------------              -----------------------------------------------------
CUSIP No. 125965103                                                   13D                                               Page 7
----------------------------------------------------------------              -----------------------------------------------------

------------------------ ----------------------------------------------------------------------------------------------------------
1
                         NAME OF REPORTING PERSON:                                             Clifton S. Robbins

                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------ ----------------------------------------------------------------------------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                      (a)  [ ]
                                                                                                                (b)  [X]
------------------------ ----------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ ----------------------------------------------------------------------------------------------------------
4
                         SOURCE OF FUNDS                        N/A
------------------------ ----------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e): [ ]
------------------------ ----------------------------------------------------------------------------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                                 United States of America
------------------------ ----------------------------------------------------------------------------------------------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                      0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
                         --------- ------------------------------------------------------------------------------------------------
                         8
                                   SHARED VOTING POWER:                                           3,350,300
                         --------- ------------------------------------------------------------------------------------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                                 0
                         --------- ------------------------------------------------------------------------------------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                      3,350,300
------------------------ ----------------------------------------------------------------------------------------------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:            3,350,300
------------------------ ----------------------------------------------------------------------------------------------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                     [ ]
                         SHARES:
------------------------ ----------------------------------------------------------------------------------------------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           7.65%
------------------------ ----------------------------------------------------------------------------------------------------------
14
                         TYPE OF REPORTING PERSON:                                                        IN
------------------------ ----------------------------------------------------------------------------------------------------------


This Amendment No. 1 (the "Amendment") amends the Statement on Schedule 13D filed on January 26, 2006 (the "Statement") by the Original Reporting Persons (as defined in Item 2 below) and is filed by and on behalf of the Reporting Persons (as defined in Item 2 below) with respect to the common stock, par value $0.01 per share ("Common Stock"), of CSK Auto Corporation, a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 2. IDENTITY AND BACKGROUND. Item 2 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

         This Statement is being filed by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the "Fund"), Blue Harbour Institutional Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("BHIP" and, together with the Fund, the "Funds"), Blue Harbour GP, LLC, a Delaware limited liability company ("Fund GP"), Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and Clifton S. Robbins, a citizen of the United States of America ("Mr. Robbins"). The Fund, Fund GP, Manager, Manager GP and Mr. Robbins are herein referred to collectively as the "Original Reporting Persons" and the Original Reporting Persons and BHIP are sometimes referred to each as a "Reporting Person" and collectively as the "Reporting Persons."

         The address of the principal office of each of Manager, the Fund, BHIP, Manager GP and Fund GP is 240 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address. Mr. Robbins is the Chief Executive Officer of Manager.

         Each of the Fund and BHIP is principally involved in the business of investing in securities. Fund GP is principally involved in the business of serving as the general partner of the Funds. Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and its affiliates and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of each of the Funds. Manager GP is principally involved in the business of serving as the general partner of Manager.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Item 3 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

         The 3,350,300 shares of Common Stock reported herein by the Reporting Persons were acquired by the Funds for an aggregate purchase price of approximately $45,584,247. The shares of Common Stock that are reported on this Statement were acquired by each of the Funds with the working capital of each of the respective Funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

                  (a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference. As of July 17, 2006, the Fund beneficially owned 2,788,150 shares of Common Stock, representing approximately 6.36% of the outstanding shares of Common Stock and BHIP beneficially owned 562,150 shares of Common Stock, representing approximately 1.28% of the outstanding shares of Common Stock (such percentages being based on the number of shares of Common Stock outstanding as of January 9, 2006 as set forth in the prospectus filed by the Company on January 13, 2006 (the "Prospectus") pursuant to Rule 424(b)(3)). As of July 17, 2006, the 3,350,300 shares of Common Stock beneficially owned, in aggregate, by the Funds, which shares of Common Stock are deemed to be beneficially owned by each of Manager, the Fund GP, Manager GP, and Mr. Robbins, represent approximately 7.65% of the outstanding shares of Common Stock (such percentage being based on the number of shares of Common Stock outstanding as of January 9, 2006 as set forth in the Prospectus).

                  The Fund is the direct owner of 2,788,150 shares of Common Stock reported on this Statement and BHIP is the direct owner of 562,150 shares of Common Stock reported on this Statement. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Manager, as the investment manager of the Funds, Fund GP, as general partner of the Funds, Manager GP, as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Funds. Manager, Fund GP, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes. The Fund and BHIP each disclaim beneficial ownership of the shares held directly by each other.


                  (c) The following table sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were effected in the open market, unless otherwise noted. The Funds have also entered into, and may from time to time enter into, purchases and sales of Common Stock between each other.

                                Number of
                                 Shares         Price Per
      Reporting Person          Purchased         Share               Date
      ----------------          ---------         -----               ----

      Fund                       150,000         $11.75              6/29/06
      Fund                       81,500          $11.74              6/29/06
      Fund                       163,000         $11.73              6/29/06
      Fund                       48,900          $11.72              6/29/06
      Fund                       67,150          $11.72              6/29/06
      BHIP                       34,000          $11.75              6/29/06
      BHIP                       18,500          $11.74              6/29/06
      BHIP                       37,000          $11.73              6/29/06
      BHIP                       11,100          $11.72              6/29/06
      BHIP                       15,250          $11.72              6/29/06

                                Number of
                                 Shares         Price Per
      Reporting Person          Purchased         Share               Date
      ----------------          ---------         -----               ----

      Fund                       105,400         $11.72              7/5/06
      BHIP                       24,000          $11.72              7/5/06
      Fund                       1,460           $11.69              7/6/06
      BHIP                       340             $11.69              7/6/06
      Fund                       23,650          $11.67              7/7/06
      Fund                       40,750          $11.70              7/7/06
      BHIP                       5,350           $11.67              7/7/06
      BHIP                       9,250           $11.70              7/7/06
      Fund                       20,620          $11.27              7/13/06
      Fund                       89,480          $11.27              7/13/06
      Fund                       2,040           $11.21              7/13/06
      BHIP                       4,680           $11.27              7/13/06
      BHIP                       20,320          $11.27              7/13/06
      BHIP                       460             $11.21              7/13/06
      Fund                       81,500          $11.22              7/14/06
      BHIP                       18,500          $11.22              7/14/06


                  (d) Not applicable.

                  (e) Not applicable.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT 1 Amended and Restated Agreement as to Joint Filing of Schedule 13D, dated July 17, 2006, by and among Manager, the Fund, BHIP, Fund GP, Manager GP and Mr. Robbins.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



July 17, 2006                     BLUE HARBOUR GROUP, LP

                                  By: Blue Harbour Holdings, LLC,
                                      its general partner

                                      By: /s/ Clifton S. Robbins
                                          --------------------------------------
                                      Name: Clifton S. Robbins
                                      Title: Managing Member


July 17, 2006                     BLUE HARBOUR STRATEGIC VALUE PARTNERS MASTER
                                  FUND, LP

                                  By: Blue Harbour GP, LLC,  its general partner

                                      By: /s/ Clifton S. Robbins
                                          --------------------------------------
                                      Name: Clifton S. Robbins
                                      Title: Managing Member


July 17, 2006                     BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER
                                  FUND, L.P.

                                  By: Blue Harbour GP, LLC,  its general partner

                                      By: /s/ Clifton S. Robbins
                                          --------------------------------------
                                      Name: Clifton S. Robbins
                                      Title: Managing Member


July 17, 2006                     BLUE HARBOUR GP, LLC

                                  By: /s/ Clifton S. Robbins
                                      ------------------------------------------
                                  Name: Clifton S. Robbins
                                  Title: Managing Member


July 17, 2006                     BLUE HARBOUR HOLDINGS, LLC

                                  By: /s/ Clifton S. Robbins
                                      ------------------------------------------
                                  Name: Clifton S. Robbins
                                  Title: Managing Member



July 17, 2006                     /s/ Clifton S. Robbins
                                  ----------------------------------------------
                                  Name: Clifton S. Robbins